Exhibit 21.1

Subsidiaries of the Registrant

1.	Arius Pharmaceuticals, Inc., a Delaware corporation

2.	Arius Two, Inc., a Delaware corporation

3.	Bioral Nutrient Delivery, LLC, a Delaware limited liability company